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                                                                Exhibit: (a)(13)


                SUN HEALTHCARE GROUP COMPLETES ACQUISITION OF
                         REGENCY HEALTH SERVICES, INC.


              $1.2 Billion Bank Credit Facility Also Established

Albuquerque, N.M., Oct. 8, 1997--Sun Healthcare Group, Inc. (NYSE:SHG) announced today it has completed the acquisition of Regency Health Services, Inc. (NYSE:
RHS) for approximately $367 million in cash. The total value of the transaction, including debt, is approximately $625 million.

        In a separate announcement the company also said that it has successfully expanded its existing bank credit facility, led by NationsBank of Texas, N.A., to $1.2 billion. The expanded credit facility is being used to provide partial financing for the Regency acquisition, to satisfy outstanding credit obligations and to provide for the company's ongoing capital needs.

        Additional funding for the Regency acquisition was obtained through a sale-leaseback transaction involving 31 Regency facilities for approximately $94 million in cash.

        The completion of the Regency acquisition adds 110 long-term care facilities to Sun's U.S. operations. Sun now operates a total of 446 long-term care facilities with 43,551 beds in the United States, the United Kingdom and Spain. The Regency merger also expands Sun's rehabilitation therapy and pharmacy operations.

        Sun's tender offer to purchase all of the outstanding shares of common stock of Regency Health Services, Inc. expired as scheduled at 12 midnight, eastern daylight time, on Oct. 7, 1997. Based on preliminary count, a total of 15,736,828 shares were tendered (including 693,312 shares subject to notices of guaranteed delivery) and accepted for payment at a price of $22 per share, representing approximately 98.7 percent of the outstanding shares of common stock of Regency. Pursuant to a merger of a subsidiary of Sun into Regency that was completed today, shares of Regency which were not tendered, and for which appraisal rights are not properly demanded, will be canceled and converted automatically into the right to receive $22 per share in cash.

        Sun also announced that it had accepted for payment approximately $160 million principal amount of Regency's subordinated debt, and related consents to amend the indentures pursuant to which the subordinated debt was issued.

        Headquartered in Albuquerque, N.M., Sun Healthcare Group, Inc., is a diversified international long-term care provider. Sun companies operate long-term care facilities and pharmacy services across the United States and in the United Kingdom. Sun subsidiaries provide therapy services in the United States, fulfill the medical supply needs of nursing homes, and offer a comprehensive array of ancillary services for the healthcare industry.

        Except for historical information, all other matters in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, those detailed from time to time in the company's SEC filings, which include Sun's annual report on Form 10-K for the fiscal year ended Dec. 31, 1996.
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